Exhibit 99.8

NICE Named a Leader in 2021 SPARK MatrixTM for Voice of the Customer

NICE VoC recognized for built-in AI and analytics and real-time actions that help organizations instantly act on customer feedback to drive better customer engagement in Quadrant Knowledge Solutions report

Hoboken, N.J., December 16, 2021 – NICE (Nasdaq: NICE) announced today that it has been recognized as a Technology Leader in the 2021 SPARK MatrixTM for Voice of the Customer (VoC) Platform report. The Quadrant Knowledge Solution report, which provides market insights, competitive evaluation, and rankings for 17 vendors, gave NICE Voice of the Customer strong ratings for both parameters, technology excellence and customer impact. The report acknowledged NICE VoC’s ability to instantly act on customer feedback to drive better customer engagement and noted NICE real-time agent guidance powered by NICE Enlighten AI. For a complimentary copy of the report, click here.

Citing numerous strengths, the Quadrant Knowledge Solutions report stated, “NICE VoC platform’s key technology differentiators include customer journey-based design, real-time actions, robust analytics capabilities, a one-stop-shop VoC solution, and a holistic and unified solution. NICE VoC platform’s ability to support real-time actions helps organizations instantly act on the feedback from customers to drive better customer engagement. The platform leverages NICE Enlighten AI Agent Behavioral Models to offer real-time agent coaching and real-time agent guidance.” The report also highlighted NICE VoC’s ability to meet contact center needs, as well as those across the enterprise. “NICE leverages its enterprise ready VoC platform and robust contact center capabilities to serve the requirements of organizations of all sizes and all tiers of the market.”

According to Priyanka Panhale, Analyst Quadrant Knowledge Solutions, “NICE helps organizations design compelling marketing initiatives, drive product innovation, and increase customer satisfaction with its approach towards offering a holistic and unified understanding of customer’s feedback across their journey. The VOC platform’s ability to support real-time actions helps organizations instantly act on the feedback from customers to drive better customer engagement. It eliminates the data silos across organizations’ product lines and helps organizations employ valuable analytics for improving their product and service delivery. The company’s ability to serve the requirements of organizations of all sizes and all tiers of the market with its VoC platform and robust contact center capabilities, comprehensive technology roadmap and vision, sophisticated technology platform, and robust AI capabilities, has received strong ratings across the parameters of technology excellence and customer impact, and has been positioned as the technology leader.”

“Customers expect organizations to act on their feedback in real-time and provide effortless experiences across their entire journey. It is our goal to help businesses instantly act on structured and unstructured feedback to deliver proactive, contextual, and digitally-fluent experiences,” commented Barry Cooper, President, NICE Workforce and Customer Experience Group. “We are committed to Voice of the Customer innovations that power automated closed-loop actions and real-time agent guidance that increase customer satisfaction and loyalty.”

NICE Voice of the Customer powers enterprises to combine and analyze millions of customer interactions, solicited feedback, and operational data to uncover blind spots, increase customer satisfaction, and improve agent performance. A world-leading Voice of the Customer solution for organizations that rely on the strategic value of the contact center, NICE Voice of the Customer enables companies of all sizes across the globe to act on feedback and transform the customer experience at scale. A holistic solution unified with CXone and the NICE portfolio, NICE Voice of the Customer delivers superior analytics to operationalize feedback on the frontline and across the comprehensive customer journey.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverables are designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.